QUEST PATENT RESEARCH CORPORATION

411 Theodore Fremd Ave., Suite 206S

Rye, New York 10580-1411

June 14, 2021

By EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Quest Patent Research Corporation
Registration Statement on Form S-1
File No. 333-208536

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Quest Patent Research Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-208536), together with all exhibits and amendments thereto (the “Registration Statement”), which was originally filed with the Commission on December 14, 2015 and, with respect to which post-effective amendment No. 3 was declared effective on July 15, 2019.

The Company and the Selling Stockholders have determined at this time not to proceed with the offering.  The registration statement relates to 100,000,000 shares of common stock, of which 50,000,000 represented shares to be issued pursuant to a purchase option, which option expired unexercised, and 50,000,000 shares being sold by Andrew C. Fitton and Michael Carper, which shares are now covered by the registration statement on Form S-1, File No. 333-256197, with respect to which Amendment No. 1 was filed on June 11, 2021.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to our counsel, Asher S. Levitsky P.C. of Ellenoff Grossman & Schole LLP at (917) 930-0991 or by email at alevitsky@egsllp.com.

Thank you for your assistance with this matter.

Sincerely, QUEST PATENT RESEARCH CORPORATION

By:	/s/ Jon C. Scahill
Jon C. Scahill
Chief Executive Officer